Exhibit 99.3

NOTICE OF FULL REDEMPTION

to Holders of the

7.000% SERIES A CUMULATIVE REDEEMABLE PERPETUAL PREFERENCE SHARES

CUSIP No.: 88314W204

of

TEXTAINER GROUP HOLDINGS LIMITED

(the “Company”)

March 14, 2024

WHEREAS, the Company entered into that certain Agreement and Plan of Merger dated October 22, 2023 (the “Merger Agreement”), by and among the Company, Typewriter Parent Ltd., an exempted company limited by shares incorporated under the Companies Act (2023 Revision) of the Cayman Islands (“Parent”), and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the Laws of Bermuda and a subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and a subsidiary of Parent;

WHEREAS, the Merger Agreement provides that (i) each issued and outstanding preference share, and the depositary shares representing a 1/1000th interest in each such share, of the Company automatically converted into a preference share, and the depositary shares representing a 1/1000th interest in each such share, of the Surviving Company and (ii) following the closing of the Merger, each such issued and outstanding preference share of the Surviving Company is to be redeemed by the Surviving Company;

WHEREAS, the Merger and the transactions contemplated by the Merger Agreement were effected and closed on March 14, 2024;

WHEREAS, Section 10(C) of the Certificate of Designations of 7.000% Series A Cumulative Redeemable Perpetual Preference Shares of Textainer Group Holdings Limited (the “Certificate of Designations”) provides the Company the option to redeem the 7.000% Series A Cumulative Redeemable Perpetual Preference Shares (the “Series A Preference Shares”) upon the occurrence of a Change of Control (as defined in the Certificate of Designations); and

WHEREAS, the redemption of the Series A Preference Shares will result in a corresponding redemption of the depositary shares representing a 1/1000th interest in each such share of the Company.

NOW THEREFORE,

NOTICE is hereby given in satisfaction of the requirements of Section 10 of the Certificate of Designations of the redemption in whole of Six Thousand (6,000) shares of Series A Preference Shares. The redemption will be affected in accordance with the applicable procedures of the Depository Trust Company.

(i)
The redemption date for the Series A Preference Shares will be April 15, 2024 (the “Redemption Date”).

(ii)
The redemption price for the Series A Preference Shares will be $25,150.69 per share (the “Redemption Price”), which represents $25,000 per Series A Preference Share, plus all accumulated and unpaid distributions to, but not including, the Redemption Date, whether or not declared.

(iii)
On the Redemption Date, the Redemption Price for the Series A Preference Shares will become due and payable, and such Series A Preference Shares will no longer be considered outstanding and will cease to accrue or accumulate dividends on and after such Redemption Date.

(iv)
The redemption will occur upon presentation and surrender of the receipts evidencing the Series A Preference Shares to Computershare Trust Company, N.A. (“Computershare”). To receive payment of the Redemption Price, receipts for the Series A Preference Shares are to be surrendered to Computershare at the address below:

Computershare Trust Company, N.A.

150 Royall St. / Suite 101

Canton, MA 02021

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For further information, please contact Michael Chan at Textainer Group Holdings Limited, 1 (415) 658-8261 or mkc@textainer.com.